Exhibit 5

June 26, 2007

Data Domain, Inc.

2300 Central Expressway

Santa Clara, CA 95050

Re:	Data Domain, Inc. (the “Company”) Registration Statement for

1,200,000 shares of Common Stock

Ladies and Gentlemen:

We refer to your registration on Form S-8 (the “Registration Statement”) under the Securities Act of 1933, as amended, of 1,200,000 shares of Common Stock available for issuance under the 2007 Employee Stock Purchase Plan (the “Plan”). We advise you that, in our opinion, when such shares have been issued and sold pursuant to the applicable provisions of the Plan and in accordance with the Registration Statement, such shares will be validly issued, fully paid and nonassessable shares of the Company’s Common Stock.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP